Filed by VimpelCom Ltd.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Open Joint Stock Company “Vimpel-Communications”

Subject Company’s Commission File No.: 001-14522

VimpelCom Ltd. Announces Launch of Exchange Offer for OJSC VimpelCom Shares and American Depositary Shares

Platform for Value Creation in Global Emerging Markets Telecoms

Amsterdam, 9 February 2010: VimpelCom Ltd. today announces the commencement of its exchange offer to holders of shares and American Depositary Shares (“ADSs”) of Open Joint Stock Company “Vimpel-Communications” (“OJSC VimpelCom”) (NYSE:VIP), in which it will offer depositary shares representing VimpelCom Ltd. shares (“DRs”) or a nominal cash amount in exchange for OJSC VimpelCom securities (the “Exchange Offer”). Immediately following the successful completion of the Exchange Offer, VimpelCom Ltd. intends to acquire all of the outstanding shares of Closed Joint Stock Company “Kyivstar G.S.M.” (“Kyivstar”) in exchange for VimpelCom Ltd. DRs (collectively referred to as the “Transaction”).

Key benefits of the Transaction for shareholders of OJSC VimpelCom include:

•	Ownership of Kyivstar, a leading mobile operator in Ukraine;

•	Improved strategic profile with potential for operational improvements and efficiencies;

•	Creation of a robust corporate and governance structure which will align the interests of all shareholders;

•	Committed policy to pay regular and meaningful dividends; and

•	Strong platform to unlock future growth and shareholder value creation.

Alexander Izosimov, CEO of VimpelCom Ltd., commented:

“Today’s announcement is another big step towards launching VimpelCom Ltd. as a leading value creation platform in global emerging markets telecoms. With local leadership across Russian, Ukrainian and CIS markets, VimpelCom Ltd will have the right corporate and governance structure to drive further growth, profitability, cash flows and total returns for shareholders. The proposed transaction will unlock the full potential of both OJSC VimpelCom and Kyivstar and offer further value creation opportunities through operational improvements, while preserving the drivers of both companies’ past performance and earnings resilience. Initial feedback from investors has been extremely supportive, and I am confident the Exchange Offer will be a great success.”

On completion of the Transaction, VimpelCom Ltd. will be a leading mobile operator in Russia, Ukraine and the CIS, with a significant presence in Southeast Asia, with:

•	Over 87.7 million subscribers as of September 30, 2009

•	Pro forma net operating revenues of USD 12.6 billion for the year ended December 31, 2008 and USD 7.4 billion for the nine months ended September 30, 2009

•	Pro forma net income for 2008 of USD 1.1 billion and USD 1.1 billion for the nine months ended September 30, 2009

•	Pro forma adjusted OIBDA of USD 6.3 billion with OIBDA margin of 49.8% for 2008, and of USD 3.8 billion with OIBDA margin of 51.1% for the nine months ended September, 2009

Jo Lunder has been designated as Chairman of the Board of VimpelCom Ltd. Mr. Lunder served as Chief Operating Officer of OJSC VimpelCom between 1999 and 2001 and Chief Executive Officer of OJSC VimpelCom between 2001 and 2003. He was Chairman of the Board of OJSC VimpelCom between 2003 and 2005. From 1993 to 1999, Mr. Lunder was employed in various capacities by Telenor and its affiliates.

Alexander Izosimov has been appointed as Chief Executive Officer of VimpelCom Ltd. He was CEO of OJSC VimpelCom between 2003 and 2009 and has previously held senior positions at McKinsey & Co. and Mars. Mr. Izosimov is currently Chairman of the GSM Association.

Exchange Offer and Terms

Telenor ASA (“Telenor”) and Altimo Holdings & Investments Ltd. (“Altimo”), the majority owners of OJSC VimpelCom, have agreed, subject to the conditions described below, to contribute their respective shareholdings in OJSC VimpelCom and their combined 100% shareholding in Kyivstar to create VimpelCom Ltd., a leading emerging markets mobile operator with enhanced market presence and growth, profitability and cash flow generation prospects. The exchange ratio used in determining the post-contribution equity ownership by OJSC VimpelCom’s and Kyivstar’s respective shareholders is 3.4:1.

In the Exchange Offer, VimpelCom Ltd. is offering:

•	to all holders of OJSC VimpelCom ADSs: one VimpelCom Ltd. common DR (representing one VimpelCom Ltd. common share) in exchange for each OJSC VimpelCom ADS;

•	to all holders of OJSC VimpelCom common shares: twenty VimpelCom Ltd. common DRs in exchange for each OJSC VimpelCom common share; and

•	to all holders of OJSC VimpelCom preferred shares: twenty VimpelCom Ltd. preferred DRs (each representing one VimpelCom Ltd. preferred share) in exchange for each OJSC VimpelCom preferred share.

Alternatively, holders of OJSC VimpelCom shares and ADSs may elect to receive a cash payment of 0.01 Russian roubles for each common share or preferred share and 0.0005 Russian roubles for each ADS. This nominal cash consideration is being offered to comply with Russian regulations and is not intended to constitute fair market value. Accordingly, VimpelCom Ltd. urges holders of OJSC VimpelCom shares and ADSs not to elect to receive cash consideration.

The Exchange Offer comprises a U.S. Offer and a Russian Offer. The U.S. Offer is open to all U.S. holders of OJSC VimpelCom shares and all holders of OJSC VimpelCom ADSs, wherever located. The Russian Offer is open to all holders of OJSC VimpelCom shares, wherever located. However, only shareholders who are “qualified investors” under Russian law may receive DRs in exchange for their shares tendered into the Russian Offer.

Successful completion of the Exchange Offer is contingent on, among other things, more than 95% of OJSC VimpelCom’s outstanding shares being tendered in the Exchange Offer, all legal and regulatory proceedings involving Altimo and Telenor being terminated or withdrawn and the receipt of required regulatory and other approvals, including approvals by the anti-monopoly authorities in Russia and Ukraine. The Russian Governmental Commission on Foreign Investments announced its approval of the proposed transaction under the Russian Foreign Investment Law on February 3, 2010.

It is expected that, following completion of the Exchange Offer, OJSC VimpelCom will be delisted from the NYSE and will no longer be traded on the Russian Trading System.

In connection with the U.S. Offer, VimpelCom Ltd. has filed a registration statement on Form F-4 with the United States Securities and Exchange Commission (the “SEC”) that contains a prospectus and related U.S. Offer acceptance materials. VimpelCom Ltd. will mail the prospectus, together with the related U.S. Offer acceptance materials, to U.S. holders of OJSC VimpelCom shares and to all holders of OJSC VimpelCom ADSs, wherever located. Holders of these securities are urged to read the prospectus and related U.S. Offer acceptance materials carefully because they contain important information. Copies of the prospectus and related U.S. Offer acceptance materials may be obtained from Innisfree M&A Incorporated, the information agent for the U.S. Offer, at the following telephone numbers: 1-877-800-5190 (for shareholders holders and ADS holders) and 1-212-750-5833 (for banks or brokers). Copies of the registration statement and exhibits also may be obtained free of charge from the SEC’s website at www.sec.gov, and from VimpelCom Ltd.’s website at www.vimpelcomlimited.com.

In connection with the Russian Offer, VimpelCom Ltd. has filed a voluntary tender offer document with the Russian Federal Service for the Financial Markets. OJSC VimpelCom will deliver the Russian voluntary tender offer document, together with the recommendations of its board of directors and related Russian Offer acceptance materials, to holders of OJSC VimpelCom shares. Copies of the Russian voluntary tender offer document and other documents related to the Russian offer may be obtained from ZAO “NATIONAL REGISTRATION COMPANY” (“NRK”), the agent for the Russian offer, at the following telephone numbers: +7(495) 440-6324/25/45 ext.205, or from OJSC VimpelCom at the following telephone number : +7(495) 974 5888.

Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated are acting as dealer managers for the U.S. Offer.

Exchange Offer Timetable

The Exchange Offer has been launched today, February 9, 2010. The U.S. Offer will close at 5:00 pm New York City time on April 15, 2010 and the Russian Offer will close at 11:59 pm Moscow time on April 20, 2010, unless extended.

Holders of OJSC VimpelCom shares and ADSs who wish to participate in the U.S. Offer must deliver their U.S. Offer acceptance materials to the U.S. exchange agent prior to the expiration of the U.S. Offer in accordance with the instructions contained therein. Holders of OJSC VimpelCom shares who wish to participate in the Russian Offer must deliver their Russian Offer acceptance materials to the Russian exchange agent prior to the expiration of the Russian Offer in accordance with the instructions contained therein.

Transaction Rationale

The combination of OJSC VimpelCom and Kyivstar into one consolidated company will create a stronger business with enhanced market presence and growth prospects, leading to substantial value creation potential for OJSC VimpelCom shareholders and benefits for all of our shareholders, subscribers and employees. In particular, the Transaction will:

•

Create a leading emerging markets mobile operator with over 87.7 million subscribers as of September 30, 2009, USD 12.6 billion pro forma combined net operating revenues for the 2008 fiscal year and USD 7.4 billion combined pro forma net operating revenues for the nine months ended September 30, 2009;

•

Improve OJSC VimpelCom’s and Kyivstar’s positions in their existing markets, enabling them to take advantage of attractive opportunities for in-market consolidation and raising the overall profile of the combined group among its peers and competitors;

•	Strengthen OJSC VimpelCom’s and Kyivstar’s strategic profiles;

•	Enable OJSC VimpelCom and Kyivstar to be managed on a unified basis, with the potential for operational improvements and efficiencies; and

•	Align the interests of all shareholders of OJSC VimpelCom and Kyivstar by resolving outstanding disputes between shareholders and creating a basis for a robust corporate and governance structure.

VimpelCom Ltd.’s immediate focus will be to optimise its financial, operational and marketing efficiencies in its core markets. In the medium term, VimpelCom Ltd.’s strategy will be to explore opportunities for further expansion in emerging markets, including Asia and Africa, with the goal of creating value for shareholders. VimpelCom Ltd.’s dividend policy will be to distribute annually at least 50% of free cash flow from Kyivstar and 50% of free cash flow from OJSC VimpelCom’s Russian operations.

Corporate and Governance Structure

VimpelCom Ltd.’s majority shareholders are Altimo and Telenor, which will hold 43.9% and 35.4% of the voting rights and 38.5% and 38.8% of the economic rights, respectively (assuming 100% acceptance of the Exchange Offer), following successful completion of the Transaction. Minority shareholders in VimpelCom Ltd. will represent 20.7% of the voting rights and 22.7% of the economic rights (assuming 100% acceptance of the Exchange Offer) following successful completion of the Transaction.

VimpelCom Ltd. is incorporated in Bermuda, headquartered in the Netherlands, and its common DRs are intended to be listed on the NYSE. Altimo and Telenor have agreed a clear and robust corporate governance structure and have entered into a shareholders agreement governed by New York law that is designed to avoid deadlock situations. Any future shareholder disputes will be resolved by arbitration proceedings in London under UNCITRAL arbitration rules.

VimpelCom Ltd.’s governance structure is also designed to align the interests of all shareholders. The Chairman and CEO of VimpelCom Ltd. will be unaffiliated with Telenor and Altimo. The Board of Directors will be comprised of three unaffiliated members, three members designated by Telenor and three members designated by Altimo, without any veto rights for any party. The affirmative vote of a majority of the independent, unaffiliated shareholders will be required for certain actions.

Summary Financial Data

OJSC VimpelCom reported net operating revenues of USD 10.1 billion for the year ended December 31, 2008 and USD 6.4 billion for the nine months ended September 30, 2009.

Net income for the year ended December 31, 2008 was USD 587.3 million and for the first nine months of 2009 was USD 836.3 million. Adjusted OIBDA margin for 2008 was 48.0% and for the first nine months of 2009 was 49.8%.

Kyivstar reported revenues of UAH 12.7 billion for the year ended December 31, 2008 and UAH 8.6 billion for the nine months ended September 30, 2009. Kyivstar’s profit for 2008 was UAH 5.1 billion and for the first nine months of 2009 was UAH 2.8 billion. Adjusted OIBDA margin for 2008 was 59.2% and for the first nine months of 2009 was 55.5%.

On a pro forma basis, VimpelCom Ltd. would have reported net operating revenues of USD 12.6 billion for the year ended December 31, 2008 and USD 7.4 billion for the nine months ended September 30, 2009. Pro forma net income for 2008 would have been USD 1.1 billion and for the nine months ended September 30, 2009 would have been USD 1.1 billion. Pro forma adjusted OIBDA margin for 2008 would have been 49.8% and for the first nine months of 2009 would have been 51.1%.

Analyst Call

Alexander Izosimov, CEO of VimpelCom Ltd., will be hosting a conference call for analysts and fund managers on Tuesday, February 9 at 14:00 London; 15:00 CET; 17:00 Moscow; and 09:00 EST. The dial-in details are provided below:

International: +44 (0)20 7806 1956

UK toll free: 0800 028 1277

Russia toll free: 810 800 2546 1012

US toll free: 1888 935 4577

Participants should dial-in 5-10 minutes prior to the call.

The conference call including Q&A will last approximately 1 hour.

Participants will also be able to view the presentation which accompanies the call by accessing the following link:

http://www.thomson-webcast.net/uk/dispatching/?event_id=05060c70e9d47f6329d1dd41a283d250&portal_id=a869d5c2e790f409f7c268c62bba979a

Contacts

Questions on the U.S. Offer and requests for assistance may be directed to Innisfree M&A Incorporated, or its London based representative Lake Isle M&A Incorporated, the information agent in connection with the U.S. Offer:

Innisfree M&A Incorporated	Lake Isle M&A Incorporated
Arthur Crozier (New York)	Michael Payne (London)
501 Madison Avenue	39 King Street
New York, NY 10022	London EC2V 8DQ
Tel: +1 212 750 5837	Tel: +44 (0)20 7710 9964

Questions on the Russian Offer and requests for assistance may be directed to NRK, the Russian exchange agent in connection with the Russian Offer:

National Registration Company

Svetlana Galkina

Client Relationship Manager

Address: 6 Versaeva Street, Moscow, 121357

Tel: +7(495) 440-6324/25/45 ext.205

Mobile: +7 903 223 0764

Fax: +7(495) 440-6355

Questions on VimpelCom Ltd. may be directed to Citigate Dewe Rogerson:

Citigate Dewe Rogerson

David Westover, Director

Andrew Hey, Director

3 London Wall Buildings

London Wall

London EC2M 5SY, United Kingdom

Tel: +44 (0)20 7638 9571

Questions on OJSC VimpelCom may be directed to OJSC VimpelCom’s Investor Relations team:

OJSC VimpelCom Investor Relations Team

Email: InvestorRelations@VimpelCom.com

4 Krasnoproletarskaya Street

Moscow 127006, Russia

Tel: +7(495) 974 5888

Fax: +7(909) 991 7903

Questions on Kyivstar may be directed to:

Telenor Group

Dag Melgaard, Group Communications

E-mail: dag.melgaard@telenor.com

Tel: (+47) 901 92 000

Dag Eide, Investor Relations

E-mail: dag.eide@telenor.com

Tel: (+47) 458 05 050

About OJSC VimpelCom

OJSC VimpelCom is a telecoms operator providing voice and data services through a range of mobile, fixed and broadband technologies. It operates in Russia, Ukraine, Armenia, Georgia, Kazakhstan, Uzbekistan, Tajikistan, Vietnam and Cambodia, covering territory with a total population of approximately 340 million, and has agreed to enter Laos through the acquisition of MIC Laos announced in September 2009. As of September 30, 2009, OJSC VimpelCom’s total number of active mobile subscribers in Russia, the other countries of the CIS and Georgia was approximately 65.4 million, primarily under the “Beeline” brand name. With OJSC VimpelCom’s February 2008 acquisition of Golden Telecom, a leading provider of fixed-line telecoms and Internet services in Russia, OJSC VimpelCom transformed itself into a leading integrated telecoms provider in Russia and the CIS. As of September 30, 2009, OJSC VimpelCom had approximately 1.9 million fixed and mobile broadband subscribers.

About Kyivstar

Kyivstar is the leading mobile operator in Ukraine by total number of subscribers, with a 40.2% subscriber market share and approximately 22.3 million subscribers as of September 30, 2009. Kyivstar benefits from having a strong cash flow generation and low leverage and a leading brand awareness, service, network coverage and quality in Ukraine. It is a leader in key sub-segments of the Ukrainian market, including the mass and youth segments, and is focused on extending its broadband services, positioning itself as the leading provider of multimedia services in its market. Telenor currently owns 56.5% of Kyivstar’s share capital through its wholly owned subsidiary Telenor Mobile Communications AS and Altimo currently owns 43.5% of Kyivstar’s share capital indirectly through its wholly owned subsidiary Storm LLC.

Important Additional Information

In connection with the U.S. Offer by VimpelCom Ltd. to acquire all outstanding shares of OJSC VimpelCom (including those represented by ADSs), VimpelCom Ltd. has filed with the SEC a registration statement on Form F-4, which includes a prospectus and related U.S. Offer acceptance materials to register shares of VimpelCom Ltd. (including those represented by DRs) to be issued in exchange for OJSC VimpelCom shares held by U.S. persons and OJSC VimpelCom ADSs held by all holders, wherever located. In addition, VimpelCom Ltd. will file a Statement on Schedule TO with the SEC in respect of the U.S. Offer. Holders of OJSC

VimpelCom securities are urged to carefully read the registration statement (including the prospectus), the Statement on Schedule TO, and any other documents relating to the U.S. Offer filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. Free copies of the registration statement, including the prospectus and related U.S. Offer acceptance materials, the Statement on Schedule TO, and other relevant documents filed with the SEC in respect of the U.S. Offer, can be obtained at the SEC’s website at www.sec.gov. The prospectus and related U.S. Offer acceptance materials are being mailed to holders of OJSC VimpelCom securities eligible to participate in the U.S. Offer. Additional copies may be obtained for free from Innisfree M&A Incorporated, the information agent for the U.S. Offer, at the following telephone numbers: 1-877-800-5190 (for shareholders and ADS holders) and 1-212-750-5833 (for banks or brokers).

This announcement is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to exchange OJSC VimpelCom securities for VimpelCom Ltd. DRs in the United States will only be made pursuant to the prospectus and related U.S. Offer acceptance materials that are being mailed to U.S. holders of OJSC VimpelCom shares and all holders of OJSC VimpelCom ADSs, wherever located. An investor may only exchange OJSC VimpelCom shares for VimpelCom Ltd. DRs in the Russian Offer if such investor is a “qualified investor” under the applicable Russian rules and regulations. This announcement is not for publication, release or distribution in or into or from any jurisdiction where it would otherwise be prohibited.

This press release does not constitute advertisement of securities, including securities of foreign issuers, in the Russian Federation within the meaning of Federal Law No. 39-FZ “On the Securities Market” dated April 22, 1996, as amended (the “Securities Law”), Federal Law No. 46-FZ “On the Protection of Rights and Lawful Interests of Investors on the Securities Market” dated March 5, 1999, as amended, and Federal Law No. 38-FZ “On Advertising” dated March 13, 2006, as amended, or a public offer to purchase, sell, exchange or transfer to or for the benefit of any person resident, incorporated, established or having their usual residence in the Russian Federation, or to any person located within the territory of the Russian Federation, that does not fall under a legal definition of a “qualified investor” within the meaning of Article 51.2 of the Securities Law, or an invitation to or for the benefit of any such person, to make offers to purchase, sell, exchange or transfer any such securities. The securities of VimpelCom Ltd. have not been and will not be admitted for placement, public placement or public circulation in the Russian Federation within the meaning of Article 51.1 of the Securities Law.

Cautionary statement regarding forward-looking statements

This announcement contains “forward-looking statements.” Forward-looking statements provide VimpelCom Ltd.’s current expectations or forecasts of future events. Forward-looking statements include statements about VimpelCom Ltd.’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Any statement in this announcement that expresses or implies VimpelCom Ltd.’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement.Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Such risks and uncertainties include, but are not limited to:

•	risks related to the timing or ultimate completion of the Transaction;

•	the possibility that expected benefits may not materialise as expected;

•	that, prior to the completion of the Transaction, OJSC VimpelCom’s business or Kyivstar’s business may not perform as expected;

•	that the parties are unable to successfully implement integration strategies or otherwise realise any synergies that might arise from the Transaction;

•	future operating or financial results;

•	expectations regarding the future growth of the telecoms industry;

•	forecasts regarding future macroeconomic performance or results;

•	future payments of dividends and the availability of cash for the payment of dividends;

•	future acquisitions, business strategy and expected capital spending;

•	assumptions regarding interest rates and inflation;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	unanticipated changes in laws and regulations;

•	potential liability from future litigation; and

•	other risks and uncertainties that are beyond the parties’ control.

If such risks or uncertainties materialise or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. The forward-looking statements contained in this announcement are made as of the date hereof, and VimpelCom Ltd. expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.